Exhibit 5.1

June 11, 2008

Jazz Pharmaceuticals, Inc.

3180 Porter Drive

Palo Alto, CA 94304

Ladies and Gentlemen:

You have requested my opinion with respect to certain matters in connection with the filing by Jazz Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of a Registration Statement on Form S-3 (the “Registration Statement”) with the Securities and Exchange Commission covering the offering for resale, on a delayed or continuous basis, of up to a maximum of 3,562,192 shares of the Company’s common stock, par value $0.0001 per share (the “Shares”) issuable to the selling stockholders named therein (the “Selling Stockholders”). The Shares include (i) up to 562,192 shares of the Company’s common stock, par value $0.0001 per share (the “Initial Tranche Warrant Shares”) issuable upon the exercise of outstanding warrants issued to the Selling Stockholders (the “Initial Tranche Warrants”) in connection with the execution and delivery of a Senior Secured Note and Warrant Purchase Agreement dated March 14, 2008 by and among the Company and the Selling Stockholders (the “Agreement”), and (ii) up to 3,000,000 shares of the Company’s common stock, par value $0.0001 per share (the “Second Tranche Warrant Shares”), that may be issued upon exercise of warrants issuable pursuant to the Agreement (the “Second Tranche Warrants”).

In connection with this opinion, I have examined the Registration Statement, the Company’s Fourth Amended and Restated Certificate of Incorporation and its Bylaws as currently in effect, the Agreement, the Initial Tranche Warrants, the form of the Second Tranche Warrants and such other documents, records, certificates, memoranda and other instruments as I deem necessary as a basis for this opinion. I have assumed the genuineness and authenticity of all documents submitted to me as originals, the conformity to originals of all documents submitted to me as copies thereof, and the due execution and delivery of all documents where due execution and delivery are a prerequisite to the effectiveness thereof.

My opinion is expressed only with respect to the federal laws of the United States of America, the General Corporation Law of the State of Delaware, and the laws of the State of California. I express no opinion as to whether the laws of any particular jurisdiction other than those identified above are applicable to the subject matter hereof.

On the basis of the foregoing, and in reliance thereon, I am of the opinion that (i) if, as and when the Initial Tranche Warrant Shares are issued and delivered by the Company in accordance with the terms of the Initial Tranche Warrants, including, without limitation, the payment in full of applicable consideration, the Initial Tranche Warrant Shares will be validly issued, fully paid, and nonassessable, and (ii) if, as and when the Second Tranche Warrant Shares are issued and delivered by the Company in accordance with the terms of the Second Tranche Warrants (if they are issued), including, without limitation, the payment in full of applicable consideration, the Second Tranche Warrant Shares will be validly issued, fully paid, and nonassessable.

I consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to me under the caption “Legal Matters” in the Prospectus which forms a part of the Registration Statement.

Very truly yours,

/s/ Carol A. Gamble
Carol A. Gamble
General Counsel